1021 West Hastings Street

9th Floor
Vancouver, BC

V6E 0C3

Austin Gold Announces Change of Vice President, Exploration

October 11, 2023

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) announces the following change in officers:

  Kenneth McNaughton has resigned as Vice President, Exploration of the Company and will continue to serve as a director; and
  Robert "Bob" Hatch has been appointed Vice President, Exploration.

Bob Hatch is a seasoned Exploration Geologist with over forty-five years of experience in exploration, management, permitting, and marketing. His primary focus has been on gold and silver projects throughout the United States, Australia, and New Zealand.

Focusing on earlier stage exploration, he believes that understanding both the regional geological controls on deposit location and the concepts of deposit genesis are essential to enhance the opportunity for success and reduce the risks associated with exploration at this stage.

Mr. Hatch started his career with twelve years at Homestake Mining Company as an Exploration Geologist and Project Manager. While at Homestake he was involved with the McLaughlin Mine discovery in California and was the first geologist to explore the Almaden Mine in Idaho for gold. Over the years he has consulted for several major mining companies and publicly listed juniors in various positions including Exploration Vice President and Chief Geologist. In recent years he has concentrated on advancing three successful private gold/silver exploration companies that he founded or co-founded.

Mr. Hatch has been managing Austin's projects for the last two years and is accordingly fully acquainted with Austin's projects and corporate objectives.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has three projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County, and the Miller Project is on the Carlin gold trend in Elko County. Collectively, these Nevada properties comprise approximately 76.2 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Kelly Creek Project, the Miller Project, the Stockade Mountain Project, and the Lone Mountain Project including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.